Filed Pursuant to Rule 424(b)(3)

Registration No. 333-200221

NEXPOINT MULTIFAMILY CAPITAL TRUST, INC.

SUPPLEMENT NO. 4 DATED NOVEMBER 8, 2016

TO THE PROSPECTUS DATED APRIL 27, 2016

This document supplements, and should be read in conjunction with, the prospectus of NexPoint Multifamily Capital Trust, Inc. (the “Company”), dated April 27, 2016, Supplement No. 1 to the prospectus, dated June 23, 2016, Supplement No. 2 to the prospectus, dated September 9, 2016, and Supplement No. 3 to the prospectus, dated September 14, 2016. Unless otherwise defined in this Supplement No. 4, capitalized terms used in this Supplement No. 4 shall have the same meanings as set forth in the prospectus.

The purpose of this Supplement No. 4 is to disclose:

(1)	the status of the offering of the shares of common stock of the Company; and

(2)	changes to the stock ownership table.

Status of Our Public Offering

We commenced our initial public offering of $1,100,000,000 of shares of our common stock, consisting of up to $1,000,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on August 12, 2015. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination up to the maximum offering amount. As of November 4, 2016, we had received and accepted investors’ subscriptions for and issued a total of approximately 503,287 shares of our Class A common stock and 0 shares of our Class T common stock in our offering, resulting in gross offering proceeds of approximately $4,636,000, consisting of approximately 493,562 shares of our Class A common stock in our primary offering, resulting in gross offering proceeds of approximately $4,544,000, and approximately 9,725 shares of our Class A common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds of approximately $92,000.

On October 31, 2016, we sold approximately 260,870 shares of our Class A common stock to an affiliate of our Sponsor for approximately $2,400,000, or $9.20 per share, reflecting the public offering price net of selling commissions and the dealer manager fee.

In addition, in April 2016 we issued 434,782.61 shares of our Class A common stock to our Sponsor at a value of $9.20 per share, reflecting the public offering price net of selling commissions and the dealer manager fee, in exchange for an equity interest in a multifamily property valued at approximately $39,573,050 at the time of the exchange.

We will offer shares of common stock in our primary offering until the earlier of August 12, 2017, which is two years from the effective date of this offering, or the date on which the maximum offering amount has been sold; provided, however, that the Board may extend this offering for an additional year or as otherwise permitted under applicable law, but in no event will we extend this offering to a date later than February 8, 2019, which is 180 days following the third anniversary of the effective date of the offering.

Stock Ownership Table

The following information replaces in its entirety the section captioned “Stock Ownership” on page 85 of the prospectus.

STOCK OWNERSHIP

The following table shows, as of the date of this prospectus, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Percentage of Class (assuming sale of maximum number of shares)
Greater than 5% Stockholders
Highland Capital Management, L.P.	441,724.488	*
Highland CDO Opportunity Master Fund, L.P.	260,869.565	*

Directors
Brian Mitts	—	—
D. Kirk McAllaster, Jr.	6,000	*
John M. Pons	6,000	*

Executive Officers
James Dondero(2)	942,558.186	*
Matthew McGraner	—	—
Matthew Goetz	—	—
Scott Ellington	—	—
All directors and executive officers as a group (7 persons)	954,558.186	*

*	Less than 1%
(1)	The address for each beneficial owner is c/o NexPoint Multifamily Capital Trust, Inc., 300 Crescent Court, Suite 700, Dallas, Texas 75201.
(2)	Includes 22,573.133 shares of Class A common stock held by NexPoint Real Estate Advisors II, L.P., 441,724.488 shares of Class A common stock held by Highland Capital Management, 260,869.565 shares of Class A common stock held by Highland CDO Opportunity Master Fund, L.P. and 217,391 shares of Class A common stock held in trust. Mr. Dondero controls NexPoint Advisors GP, LLC, the general partner of NexPoint Advisors, L.P., which wholly owns the general partner of our advisor. In addition, Mr. Dondero through his ownership of Strand Advisors, Inc., controls Highland Capital Management and Highland Capital Management is the investment advisor of Highland CDO Opportunity Master Fund, L.P. Through his control of NexPoint Advisors GP, LLC and Strand Advisors, Inc., Mr. Dondero may be viewed as having voting and dispositive power over the shares of our common stock directly owned by NexPoint Real Estate Advisors II, L.P. and Highland Capital Management. Through his control of the general partner of Highland Capital Management, Mr. Dondero may be viewed as having investment power over the shares of our common stock directly owned by Highland CDO Opportunity Master Fund, L.P.

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